EXHIBIT 1.02

VIASAT, INC.

CONFLICT MINERALS REPORT

For the Reporting Period

from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of ViaSat, Inc. for calendar year 2013 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on every registrant having conflict minerals that are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured. Please refer to the Rule, Special Disclosure Report on Form SD (“Form SD”) and the 1934 Act Release No. 34-67716 (August 22, 2012) for definitions of the terms used in this Report, unless otherwise defined herein. This Report does not address any conflict minerals that were “outside the supply chain” prior to January 31, 2013, as any such conflict minerals are exempted under the Rule and Form SD. References in this Report to “ViaSat,” “we,” “us” and “our” mean ViaSat, Inc. and its consolidated subsidiaries.

A.	Overview

ViaSat is a leading provider of high-speed fixed and mobile broadband services, advanced satellite and other wireless networks and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop next-generation satellite broadband technologies and services for both fixed and mobile users. Our product, systems and service offerings are often linked through common underlying technologies, customer applications and market relationships.

We manufacture or contract to manufacture a variety of advanced end-to-end satellite and other wireless communication systems and ground networking equipment and products, including satellite network infrastructure, ground and mobile terminals, modems, transceivers, antenna systems, network access control systems, radio and information distribution systems and encryption products. We have determined that the Rule applies to our business because necessary conflict minerals are contained in our products.

Therefore, in accordance with the Rule and Form SD, we have conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) with our suppliers that was reasonably designed to determine whether any conflict minerals in our products originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources. Based on our RCOI, we had reason to believe that, in calendar year 2013, necessary conflict minerals contained in our products may have originated in the Covered Countries, and had reason to believe that such necessary conflict minerals may not be from recycled or scrap sources.

Given the possibility that necessary conflict minerals in our products may have originated from Covered Countries and may not be from recycled or scrap sources, we have conducted due diligence on the source and chain of custody of those conflict minerals. We designed our due diligence measures to conform in all material respects with the internationally recognized due diligence framework developed by The Organisation for Economic Co-operation and Development (“OECD”). See OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, available at http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf and the related Supplements for gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”).

As a result of our due diligence efforts, we have determined in good faith that, in calendar year 2013, with respect to the necessary conflict minerals in our products that originated or may have originated from the Covered Countries, such conflict minerals are “DRC conflict undeterminable.” We have received no indication, however, from any suppliers that the conflict minerals in our supply chain are financing or benefiting armed groups.

B.	Due Diligence

In accordance with the Rule and Form SD, we have conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products with respect to calendar year 2013. We designed our management systems to support the performance of due diligence measures throughout our supply chain in a manner that conforms in all material respects with the OECD Guidance. The OECD Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step. Our due diligence process has been designed to address each of these five steps, namely:

•	establish strong company management systems regarding conflict minerals;

•	identify and assess risks in our supply chain;

•	design and implement a strategy to respond to identified risks in our supply chain;

•	utilize independent third-party audits of supply chain diligence; and

•	report publicly on our supply chain due diligence.

Because we are a downstream supplier, we are many steps removed from the mining of conflict minerals. The components and materials contained in our products are supplied by a large number of suppliers, through multiple tiers of distribution. Once minerals are in the supply chain, determining the smelter or the origin of minerals is a challenging process, and we are realistic about the limitations on what we can identify and control.

Consistent with these limitations, the OECD Guidance acknowledges that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. The EICC/GeSI Conflict-Free Sourcing Initiative guidance on implementing the OECD Guidance further recommends that, in conducting due diligence, downstream companies identify relevant or highest priority “tier 1” (direct) suppliers and focus their due diligence efforts on those priority suppliers first. Suggested factors for prioritizing tier-1 suppliers include annual spend. Accordingly, in undertaking our due diligence, while we requested that all of our tier 1 suppliers that supplied relevant components and materials to us (referred to in this Report as our “Tier-1 Suppliers”) provide information to us with respect to the origin of conflict minerals contained in the components and materials they supplied to us, we focused our due diligence efforts on those Tier-1 Suppliers representing a substantial majority of our total annual expenditure on relevant components and materials (which we refer to in this Report as “Priority Suppliers”).

Company Management Systems

ViaSat’s Statement on Conflict Minerals (which is publicly available on our website at www.viasat.com/company/about/statement-conflict-minerals) reflects our commitment to respect human rights through our responsible sourcing practices, as well as our commitment to avoid practices that may contribute to human rights abuses.

ViaSat has created an internal conflict minerals program to manage risks in our supply chain through policies and procedures that are designed to help us understand whether the minerals in our products contribute to the ongoing conflict in the DRC. As part of our program, we have established and maintain company management systems that involve multiple levels of our organization.

We established a steering committee to oversee the design and execution of our conflict minerals program. Members of our steering committee include senior executives from our finance, legal, operations and engineering departments. The steering committee’s responsibilities include reviewing and approving our Statement on Conflict Minerals, the design of our conflict minerals program and the results of our RCOI and due diligence measures. Our steering committee was briefed as to the status and findings of our supply chain due diligence.

We also established a cross-functional compliance team – comprised of representatives from our contracts, supply chain, engineering, quality, finance and legal groups – which was tasked with executing and managing our conflict minerals program on a day-to-day basis. This compliance team reports directly to the steering committee.

In line with the OECD Guidance for downstream suppliers, our company management systems are targeted primarily at our Tier-1 Suppliers. We elected to use the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “EICC/GeSI Form”) to elicit supply chain information from our suppliers because (1) it provides information critical to our due diligence efforts (including the conflict minerals contained in the components and materials supplied to us and the identity of smelters and refiners in the supplier’s own supply chain), and (2) it is a commonly used tool across many industries, thus easing the burden on our suppliers.

To determine whether necessary conflict minerals in our products originated in Covered Countries, we assembled a comprehensive list of suppliers that provide goods and services directly to us. From this list, we identified over 900 Tier-1 Suppliers. We contacted each of these Tier-1 Suppliers individually, provided them with a copy of our Statement on Conflict Minerals and the EICC/GeSI Form, and requested the return of the completed EICC/GeSI Form to us. Follow-up requests were sent to Tier-1 Suppliers who did not respond.

We electronically aggregated and reviewed the data from all of the responses we received from our Tier-1 Suppliers. We also used our manufacturing data system to identify Priority Suppliers, and took additional measures to ensure that we received responses from all Priority Suppliers. Where smelters and refiners were identified in responses, we compared these to the EICC/GeSI Conflict-Free Sourcing Initiative’s standard smelter name list to determine whether the smelters and refiners had been identified as “compliant” (i.e., that the conflict minerals processed or refined by that smelter or refiner did not directly or indirectly finance or benefit armed groups in Covered Countries).

In addition to the processes described above, we have also implemented the following company management controls:

•	provided a copy of our Statement on Conflict Minerals to our Tier-1 Suppliers and communicated to them our expectations as to our supply chain and the responsible sourcing of conflict minerals;

•	implemented training programs to educate relevant personnel on our Statement on Conflict Minerals and compliance programs, and to train our personnel in the steps and processes that they need to take as part of our supply chain management and our compliance program;

•	established a stakeholder group comprised of director-level personnel in our procurement, supply chain and contracting departments in order to effectively disseminate information regarding our compliance program to all relevant departments and personnel;

•	adopted procedures with respect to conflict minerals into our quality management system (QMS); and

•	commenced the incorporation of provisions on conflict minerals as part of our standard terms and conditions for purchase orders.

Identification and Assessment of Supply Chain Risk

We developed and implemented a risk management plan to identify and assess risks in our supply chain. To maximize the effectiveness of our due diligence measures, we concentrated our efforts primarily on our Priority Suppliers. In reviewing all of the diligence data we received (whether from completed EICC/GeSI Forms, responses to our inquiries or otherwise), we applied evaluation processes to assess the reasonableness of the data and to check for the presence of “red flags.” We consider red flags to be obvious indications or circumstances that indicate the supplier disclosure is inaccurate or improper and thus, may not be reliable. Factors we took into account in identifying and assessing supplier risk included:

•	the failure of a supplier to respond to our inquiries;

•	inadequacies and inconsistencies in, or incompleteness of, a supplier’s responses;

•	absence of smelter data or sourcing information for suppliers that indicated conflict minerals may be present in their products;

•	suppliers that indicated conflict minerals in their products may be sourced from Covered Countries;

•	a supplier’s lack of published conflict mineral policy; and

•	a supplier’s lack of sophistication, including unfamiliarity with the Rule.

The primary risks we identified in calendar year 2013 related to inconsistencies or inadequacies in, or the incompleteness of, suppliers’ responses to the EICC/GeSI Forms, and the associated difficulties in identifying the smelters and refiners in our supply chain.

Designing and Implementing a Strategy to Respond to Risk

We have developed processes to asses and respond to the risks identified in our supply chain. Our cross-functional compliance team met periodically to review the status and results of our due diligence measures and to discuss any potential or actual risks and red flags identified during diligence. Our cross-functional compliance team monitored and tracked measures taken to mitigate risks, and provided reports on risk management to the steering committee.

As discussed in “Identification and Assessment of Supply Chain Risk” above, the primary risks we identified in calendar year 2013 related to inconsistencies or inadequacies in, or the incompleteness of, suppliers’ responses to the EICC/GeSI Forms, and the associated difficulties in identifying the smelters and refiners in our supply chain. To address these risks, we focused our energies on obtaining responses from 100% of our Priority Suppliers. In addition, we are continuing to engage with our suppliers and offer them suggestions on how to effectively diligence their own supply chains and how to complete the EICC/GeSI Form. Based on our due diligence results for calendar year 2013, we may require additional due diligence procedures for the next reporting period from suppliers that we have identified as posing actual or potential supply chain risk.

Independent Third-Party Audits of Smelter and Refiner Due Diligence Practices

We do not have direct relationships with any smelters or refiners and accordingly do not directly audit any smelters or refiners in our supply chain. Instead, we rely on the third-party audits of smelters and refiners conducted as part of the EICC/GeSI Conflict-Free Smelter Program. The EICC/GeSI Conflict-Free Smelter Program uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program. The smelters and refiners that are found by the EICC/GeSI Conflict-Free Smelter Program to be “compliant” are those for which the independent auditor has verified that the smelter and/or refiner does not process conflict minerals that have originated from mines in the Covered Countries that directly or indirectly financed or benefited armed groups.

Public Reporting on our Supply Chain Due Diligence

We have published our Form SD for calendar year 2013 and this Report in the Financial Information section of our website at investors.viasat.com under the heading “SEC Filings,” and our Statement on Conflict Minerals is publicly available on our website at www.viasat.com/company/about/statement-conflict-minerals. Information found on or accessed through ViaSat’s website is not considered part of this Report and is not incorporated by reference herein. We have also publicly filed our Form SD for calendar year 2013 (which includes this Report) with the Securities and Exchange Commission.

Steps Taken to Mitigate Risk since December 31, 2013

Our conflict minerals program is aimed at the continuous improvement of our understanding of our supply chain and risk reduction over time. Since December 31, 2013, we have taken, and intend to continue to take, steps to improve our due diligence processes and to minimize the risk that our necessary conflict minerals benefit armed groups. Due diligence is an ongoing, proactive and reactive process, and we are continuing to work with our suppliers to identify and prevent or mitigate risks of adverse impacts associated with conflict minerals. As described in “Designing and Implementing a Strategy to Respond to Risk” above, we are continuing to strengthen our engagement with our suppliers, including leveraging individual contacts with suppliers and working with suppliers to identify risks and improve the reporting process. As part of these efforts, we continue to encourage our suppliers to work with their own immediate suppliers to improve the transparency and completeness of conflict mineral sourcing information and to minimize the risk that our necessary conflict minerals benefit armed groups.

With respect to necessary conflict minerals contained in our products with respect to calendar year 2014, we expect to work more closely with Priority Suppliers and other suppliers identified as “high risk” to better communicate our expectations with respect to conflict minerals sourcing and to improve the quality and detail of their conflict minerals reporting to help us determine the existence and origin of conflict minerals in our supply chain. In addition, we may require additional due diligence procedures from suppliers that pose actual or potential supply chain risk based on our due diligence results for calendar year 2013. We also intend to continue to encourage suppliers to source conflict minerals from smelters or refiners that have been identified as “compliant” by the EICC/GeSI Conflict-Free Smelter Program.

We support the establishment of industry forums to share and communicate information and develop policies on conflict minerals. In particular, we participate in various industry forums, including the conflict minerals working groups of the IPC, a global trade association serving the printed board and electronics assembly industries.

C.	Facilities and Mines

Facilities Used to Process, and Country of Origin of, the Necessary Conflict Minerals in our Products

As discussed above, we are a downstream supplier, many steps removed from the mining of conflict minerals. Based on our due diligence effort, we were unable to determine with reasonable assurance the country of origin of, or the facilities (i.e., the smelter or refinery) used to process, the conflict minerals contained in our products in calendar year 2013. This was due to, among other factors, our inability to confirm, based on responses received, whether conflict minerals identified by suppliers as originating from a specific country or smelter were supplied to us.

Efforts to Determine the Mine or Location of Origin

We relied on the information provided to us from our Tier-1 Suppliers as part of our due diligence efforts described above to determine the mine or location of origin of the necessary conflict minerals in our products. However, the information we received from our suppliers was insufficient or unreliable to identify the mine or location of origin of conflict minerals.